UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                         PURSUANT TO SECTION 14F OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER



                             The Art Boutique, Inc.
                       ----------------------------------
        (Exact name of registrant as specified in its corporate charter)


                                    000-32099
                                    ---------
                              (Commission File No.)


              Wyoming                                 83-0269496
              -------                               -------------
      (State of Incorporation)                (IRS Employer Identification No.)


                   214 S. Center Street, Casper, Wyoming 82601
 -------------------------------------------------------------------------------
                    (Address of principal executive offices)


                                      None
                                ----------------
                         (Registrant's telephone number)


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




                             The Art Boutique, Inc.

        NOTICE TO SHAREHOLDERS PURSUANT TO SECTION 14F OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

             ------------------------------------------------------
       NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED
      IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING
        SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.


GENERAL
-------

This Information Statement is being mailed on or about October 17, 2003 to the holders of record as of October 15, 2003, of common stock (the "common stock"), of The Art Boutique, Inc., a Wyoming corporation (the "Company"). You are receiving this Information Statement in connection with the Company's appointment of new directors to the Board of Directors of the Company (the "Designee").

Michael R. Butler and Ronald A. Shogren have resigned from the Board of Directors which resignation shall be effective ten days after this Notice to Shareholders is mailed. Lui Chi Ho Ronald has been appointed to the Board effective October 16, 2003. Tsoi Mow Hung has been appointed to the Board effective 10 days after this Notice to Shareholders is mailed, in compliance with Section 14f of the Securities Exchange Act of 1934.

Lui Chi Ho Ronald has been appointed Chief Executive Officer and Secretary of the Company as of October 16, 2003. Tsoi Mow Hung has been appointed as President effective October 16, 2003. Ronald A. Shogren has resigned as
President effective October 16, 2003. Michael R. Butler has resigned as Secretary/Treasurer effective October 16, 2003.


CONSUMMATION OF A TRANSACTION HAS RESULTED IN A CHANGE OF CONTROL.
-----------------------------------------------------------------

On October 16, 2003, Capital Hero Holdings Limited, a BVI Capital Company completed a Share Purchase Agreement with Elaine Erickson and Michael R. Butler, shareholders of The Art Boutique, Inc. ("Shareholders") to acquire 3,700,000 shares of The Art Boutique, Inc. ("The Art Boutique"). Elaine Erickson sold 1,850,000 shares and Michael R. Butler sold 1,850,000 shares. Such shares have been transferred to Capital Hero Holdings Limited, a BVI Capital Company. Lui Chi Ho Ronald is the beneficial owner of Capital Hero Holdings Limited, a BVI Capital Company.

No action is required by the shareholders of the Company in connection with the appointment of the new persons to the Board. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders this Information Statement not less than ten days prior to the change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.

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

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
-----------------------------------------------

VOTING SECURITIES OF THE COMPANY:
--------------------------------

On October 15, 2003, there were 4,471,900 shares of common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT:
--------------------------------------------------------------

The sole class of equity securities of the Company issued and outstanding is the common stock.

The following table sets forth, as of October 16, 2003, certain information with respect to the common stock beneficially owned by: (i) each Director, nominee and executive officer of the Company; (ii) each person who owns beneficially more than 5% of the common stock; and (iii) all Directors, nominees and executive officers as a group:

     (i) each Director, nominee and executive officer of the Company:

                                                           Post         Post
                              Pre-Transaction           Transaction  Transaction
Name and Address of           Amount and nature of       Number of    % of Class
Beneficial Owner              Beneficial Ownership        Shares
-------------------------------------------------------------------------------
Lui Chi Ho Ronald,                      0 (2)           3,700,000       82.8%
CEO, Secretary & Director
-------------------------------------------------------------------------------
Tsoi Mow Hung                           0 (3)                   0          0%
President, Director Nominee
-------------------------------------------------------------------------------
Ronald A. Shogren                  20,000 (1)              20,000         .4%
Director
-------------------------------------------------------------------------------
Michael R. Butler               2,020,000 (1)             170,000        3.8%
Director
-------------------------------------------------------------------------------

(1) Resigning Director
(2) New Director
(3) Director Nominee

All of the above disclaim any beneficial ownership in shares of the Company owned by other family members.

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
     (ii) each person who owns beneficially more than 5% of the common stock:

                                                          Post         Post
                              Pre-Transaction           Transaction  Transaction
Name and Address of           Amount and nature of       Number of    % of Class
Beneficial Owner              Beneficial Ownership        Shares
-------------------------------------------------------------------------------
Michael R. Butler               2,020,000 (1)             170,000        3.8%
13750 Bessemer Bend Road
Alcova Point
Casper, WY 82604
-------------------------------------------------------------------------------
Elaine Erickson                 2,020,000                 170,000        3.8%
2300 E. 18th St., #224
Casper, WY  82609
-------------------------------------------------------------------------------
(1) Resigning Director


     (iii) all Directors, nominees and executive officers as a group:

                                         Number of              Percentage
                                           Shares                 of Class
-------------------------------------------------------------------------------
All Current Officers and                 3,890,000                87.0%
Directors as a Group
-------------------------------------------------------------------------------
Officers & Directors as a
Group, including new appointees
and excluding resigning directors        3,700,000                82.8%
-------------------------------------------------------------------------------
Total Shares Issued and
Outstanding                              4,471,900               100.0%
-------------------------------------------------------------------------------

Unless otherwise indicated,  the persons named in the table have sole voting and
investment   power  with  respect  to  all  shares  of  common  stock  shown  as beneficially owned by them.


DIRECTORS AND EXECUTIVE OFFICERS
--------------------------------

The following sets forth the names and ages of the current Director, nominees for directors and executive officers of the Company, the principal positions with the Company held by such persons and the date such persons became a Director or executive officer. The Directors serve one year terms or until their successors are elected. The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. All such applicable functions have been by the Board of Directors as a whole. During the fiscal year ended December 31, 2002, the Board of Directors held no formal meeting. There are no family relationships among any of the Directors, nominees or executive officers.

Lui Chi Ho Ronald, age 52, was the Chief Executive Officer, President and a director of Minghua Group International Holdings Limited, a company listed on NASD's Over-The-Counter Bulletin Board in the United States of America until March 2002. For the previous years, Mr. Lui had worked for Fuller International Development Limited, a real estate development company, as the Southeast Asia Regional Director. Mr. Lui is also the Chairman and controlling stockholder of Loyalty United (US), Inc., a private investment holding company that was formed in October of 2001 and the Chairman of Loyalty United International Limited, a consulting company.

Tsoi Mow Hung, age 62, graduated in 1968 from Asia University, Japan. Form 1972 to 1978, he was appointed as a director of Singapore Hong Kong Industrial Company Limited, a public company listed on the stock exchange in Hong Kong. Mr. Tsoi also has extensive experience in the jewelry business. As from 1983 until present, Mr. Tsoi has been the managing director of Kohan Corporation, Japan and Kobiz Corporation, Japan.

Ronald A. Shogren, age 77, is President and a Director of the Company. Mr. Shogren attended Eastern Montana College. Mr. Shogren is the past Exalted Ruler of the Casper's Elk Lodge 1353. Mr. Shogren has been a licensed general contractor from 1976 to present. Mr. Shogren also has seventeen years experience as an insurance claims adjuster and presently owns and operates Cowboy State Claims Service. Mr. Shogren is President and Director of Shogi, Inc. and a Director of Butts, Inc. He is a Director of Garner Investments, Inc. Mr. Shogren resigned as President effective October 16, 2003 and has resigned as Director effective 10 days after the Notice to Shareholders is mailed, in compliance with
Section 14f of the Securities Exchange Act of 1934.

Michael R. Butler, age 49, is Secretary/Treasurer and a Director of the Company. Mr. Butler was employed for 19 years by Amoco Production Company, an oil and gas producing company operating in the state of Wyoming. In 1997 and 1998, Mr. Butler has owned and operated a farm/ranch west of Casper, Wyoming. Mr. Butler has been trained in and has experience in waterflood injection, oil and gas producing operations, maintenance, and wetland development. Mr. Butler is a Director of Hindsight, Inc. dba Oil city Printers, a commercial printing business, (since 1988). Mr. Butler is a Director and Secretary/Treasurer of The Art Boutique, Inc. (since 1996), Phillips 44, Inc. (1998 - 2000), and was a Director and Secretary of Tempus, Inc. (1197 - 2000). Mr. Butler resigned as Secretary/Treasurer of The Art Boutique, Inc. on October 16, 2003 and has resigned as Director effective 10 days after the Notice to Shareholders is mailed, in compliance with Section 14f of the Securities Exchange Act of 1934.


FAMILY RELATIONSHIPS.  None.
--------------------

STANDING AUDIT COMMITTEE.  None.
------------------------

NOMINATION COMMITTEE.  None.
--------------------

COMPENSATION COMMITTEE.  None.
----------------------

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

EXECUTIVE COMPENSATION
----------------------

     (1) Cash Compensation

Directors who are also officers of the Company receive no cash compensation for services as Directors. The Company has made no cash compensation to its executives in the past but may pay cash compensation to its executives in the future.

The Company has made no Long Term Compensation payout.

     (2) Stock Option Plan

The Company's directors prior to the acquisition had not approved a stock option plan.

LEGAL PROCEEDINGS:
-----------------

The Company is not aware of any legal proceedings in which any Director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such Director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.


COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT:
------------------------------------------------------------

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of the Company. Officers, Directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. The information in this section is based solely upon a review of the Forms 3, 4 and 5 received by the Company.

The following persons who were directors, officers, or beneficial owners of more than ten percent of the common stock of the Company, failed to file, on a timely basis, reports required by Section 16(a) of the Securities Exchange Act of 1934 since the company filed it Registration Statement of Form 10SB with the Securities Exchange Commission.

        None.

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

OTHER INFORMATION:
-----------------

The Company files periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov.


Dated:  October 16, 2003

                               By Order of the Board of Directors
                               The Art Boutique, Inc.


                               By: /s/Lui Chi Ho Ronald
                                   ---------------------------------------------
                                   Lui Chi Ho Ronald, CEO and Secretary



















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